Exhibit 99.1

Louis Vachon joins the Board of Directors of BCE Inc.

MONTRÉAL, October 21, 2022—BCE Inc. (TSX: BCE) (NYSE: BCE) today announced the appointment of Louis Vachon as a director of BCE and Bell Canada. Mr. Vachon will also join the Board’s Management Resources and Compensation Committee and Risk and Pension Fund Committee.

“We are honoured that Louis has accepted our invitation to join the BCE Board”, said Gordon M. Nixon, Chair of the Board of BCE and Bell Canada. “Louis is an exceptional business leader, who is well-respected across Canada and beyond. His experience leading National Bank’s impressive financial, technological and cultural advancements will be an asset to BCE shareholders.”

Mr. Vachon is an Operating Partner at J.C. Flowers & Co. Previously, he was President and Chief Executive Officer of the National Bank of Canada, from June 2007 to November 2021.

Mr. Vachon is also a corporate director who serves on the board of directors of Alimentation Couche-Tard Inc., Groupe CH Inc., MDA Ltd. and Molson Coors Beverage Company, and is involved with a number of social and cultural organizations. He holds a master’s degree in International Finance from Tufts’ Fletcher School, a bachelor’s degree in economics from Bates College, and is a Chartered Financial Analyst.

Mr. Vachon is a recipient of the Global Citizens Award from the United Nations Association in Canada, a Member of the Order of Canada, an Officer of the National Order of Québec, a Knight of the Order of Montréal, and was appointed Honorary Lieutenant-Colonel of Les Fusiliers Mont-Royal. He has been honoured with The Fraser Institute Founders’ Award, and named CEO of the Year by Canadian Business magazine and Financial Personality of the Year by the business publication Finance et Investissement. The University of Ottawa, Bishop’s University, Ryerson University and Concordia University have awarded Mr. Vachon honorary doctorates.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca